

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **May 8, 2006**

REGAL-BELOIT CORPORATION
(Exact name of registrant as specified in its charter)

Wisconsin	**1-7283**	**39-0875718**
(State of other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 State Street, Beloit, Wisconsin 53511
(Address of principal executive office)

(608) 364-8800
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

□ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
□ Precommencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
□ Precommencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On May 8, 2006 REGAL-BELOIT CORPORATION announced the completion of the sale of substantially all of the assets of the Company's Regal Cutting Tools business to YG-1 Co., Ltd. The sale of the business will reduce REGAL-BELOIT'S sales by approximately $17 million on an annual basis and will be neutral to earnings. The terms of the sale were not disclosed.

Item 9.01   Financial Statements and Exhibits.

    (a) Not Applicable
    (b) Not Applicable
    (c) Not Applicable
    (d) Exhibits: The following exhibit is being furnished herewith:
       (99) Press Release of REGAL-BELOIT CORPORATION dated May 8, 2006


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


REGAL-BELOIT CORPORATION


Date: <u>May 8, 2006</u>   By: /s/ David A. Barta

                                        Vice President, Chief Financial Officer